Investment Office	(916) 795-3400 phone (916) 796-2842 fax	www.calpers.ca.gov

July 19, 2010

Dear La-Z-Boy Inc. Shareowner:

We are writing to urge you to vote FOR Proposal #4 at La-Z-Boy Inc.’s August 18, 2010 annual meeting. CalPERS is the nation’s largest public pension fund with approximately $205 billion in assets. As of the record date June 22, 2010, CalPERS owned approximately 135,561 shares of La-Z-Boy. As a significant long-term shareowner of La-Z-Boy, we seek your support on Proposal #4 asking La-Z-Boy to take the steps necessary to declassify the board and provide for the annual election of all directors.

ANNUAL ELECTIONS ARE AN IMPORTANT SHAREOWNER RIGHT AT LA-Z-BOY

CalPERS believes that fully accountable corporate governance structures produce, over the long-term, the best sustainable returns to shareowners. The current corporate governance structure allows the Board of Directors to remain insulated from shareowner accountability by not providing for annual elections. Classified board structures are on the decline. Companies with classified board structures in the Russell 1000 index have declined from 60% in 2004 to 48% in 2009.

La-Z-BOY’S LONG-TERM UNDERPERFORMANCE La-Z-Boy was initially named to the CalPERS Focus List in 2008 due to poor stock performance and a sub-par governance structure. The table below clearly demonstrates La-Z-Boy’s long-term underperformance over the 3 and 5 year periods ending June 30, 2010:

Time period ending 6/30/2010	La-Z-Boy Inc (LZB)	Russell 3000 Index	Relative Return Russell 3000 Index
5 years	-42.51%	-2.39%	-40.12%
3 years	-31.68%	-25.80%	-5.88%

La-Z-BOY’S BOARD UNRESPONSIVE TO SHAREOWNERS

CalPERS sponsored a similar board declassification proposal at La-Z-Boy’s 2008 annual meeting. At that meeting our proposal received 57% support – a majority of the voting shares. We are resubmitting our proposal again this year as La-Z-Boy has failed to take the steps necessary to implement annual election for directors.

CalPERS Public Employees’ Retirement System Shareowner Alert

VOTE FOR PROPOSAL #4

•	Implementation of this proposal by La-Z-Boy requires an affirmative vote of at least two-thirds of shares outstanding.

•	For this reason, we ask you to ensure that every account, no matter how many or how few shares, is voted FOR this proposal.

•	Send a powerful message by voting FOR proposal # 4 on La-Z-Boy’s proxy card.

Please refer to the company’s proxy statement for more information or contact Garland Associates, Inc at (561) 366-1165.

Sincerely,

Anne Simpson
Senior Portfolio Manager, Global Equity

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card but return it to La-Z-Boy Inc.

CalPERS Public Employees’ Retirement System Shareowner Alert